UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson to Acquire Workforce Assessment Provider, PDRI

Acquisition to significantly expand Pearson's services to U.S. Federal Government

LONDON: 19 December 2022 - Pearson today announces it has entered into an agreement with SHL Group to acquire Personnel Decisions Research Institutes, LLC ('PDRI'), a trusted provider of workforce assessment services. PDRI has significant expertise in providing assessment solutions to the U.S. federal government, one of the largest employers in the U.S. with more than 4 million employees. This acquisition further expands Pearson's portfolio, accelerating the Company's strategy to capture new market opportunities and grow its presence with large employers.

Founded in 1975, PDRI has built a strong reputation for delivering quality talent assessments, including tailored assessments to support hiring practices for U.S. federal government agencies. The acquisition significantly expands Pearson's services to U.S. federal agencies, including through PDRI's partnership with the Office of Personnel Management to deliver the USA Hire platform. The USA Hire platform serves more than 40 agencies and is utilised to assess more than 500,000 applicants annually.

PDRI will join Pearson's Assessment & Qualifications division. Within this division, Pearson and PDRI already have an established, strong working relationship, partnering to deliver assessments to federal jobseekers at Pearson VUE test centers. This acquisition unlocks synergies between Pearson and PDRI, whilst bringing new capabilities for Pearson to explore as the company grows its long-standing enterprise learning presence.

The consideration for PDRI represents an enterprise value of $190m, which will be funded from Pearson's existing cash and available liquidity. PDRI has a highly attractive financial profile with an impressive revenue growth opportunity, good margins and strong cash flow conversion. In the year ending December 2021, PDRI recognised revenues of $33m and delivered EBITDA CAGR of 12% from 2018-2021. The acquisition will be accretive to growth and margins for our Assessment & Qualifications division, as well as driving returns for shareholders.

Completion of the acquisition is expected to occur during H1 2023 subject to regular closing conditions, including any required regulatory filings or approvals.

Andy Bird, Chief Executive of Pearson, said: "We are pleased to have the opportunity to expand this important market for Pearson and our assessments business. Pearson and PDRI share a culture and commitment of serving trusted, secure, and innovative assessment solutions to major employers and millions of people looking to establish and grow their careers. Together, we will have a stronger proposition and a larger platform from which to drive future growth."

Elaine Pulakos, Chief Executive Officer of PDRI said: "Pearson has an excellent reputation in the assessments field, and we are excited to become a part of their growth strategy. There is a significant opportunity to learn from each other to further improve our products and reach more customers with our proven assessment and talent solutions."

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Contacts:
Investor Relations Jo Russell +44 (0) 7785 451 266 / James Caddy +44 (0) 7825 948 218 / Gemma Terry +44 (0) 7841 363 216
Teneo Charlie Armitstead +44 (0) 7703 330 269

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

About Pearson
At Pearson, our purpose is simple: to add life to a lifetime of learning. We believe that every learning opportunity is a chance for a personal breakthrough. That's why our c.20,000 Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world's leading learning company, serving customers in c.200 countries with digital content, assessments, qualifications, and data. For us, learning isn't just what we do. It's who we are. Visit us at pearsonplc.com

About PDRI
Since 1975, PDRI has built a global reputation of excellence by designing, developing and implementing high-quality, innovative talent management solutions that adhere to the highest principles of professional practice. PDRI's suite of integrated talent management solutions helps government and commercial clients hire, train, develop, manage and motivate high-performance organizations. For more information visit www.pdri.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 19 December 2022
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary